EXHIBIT 21.01

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of the Company as of December 31, 2023:

Subsidiary	Jurisdiction of Incorporation or Organization	Ownership by SWK Holdings Corporation
SWK Funding LLC	Delaware	100%
SWK Advisors LLC	Delaware	100%
SWK HP Holdings GP LLC	Delaware	100%
SWK Holdings Acquisitions Corporation	Delaware	100%
SWK Products Holdings LLC	Delaware	100%
Enteris BioPharma, Inc.	Delaware	100%

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